Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-167807
August 15, 2011

by Russ Koesterich, Managing Director

iShares Global Chief Investment Strategist

Overview

Given the scope of recent market volatility, the definition of what constitutes a defensive stance has shifted.

Though commodities have been traditionally viewed as a volatile asset class, given a backdrop of low or negative real rates and ongoing anxiety over developed market sovereign debt, we believe defensive investors should consider maintaining a strategic allocation to commodities, and in particular, gold.

Why an Allocation to Gold

The current environment offers support for an investment in gold, even despite the metal’s rise over the past few weeks and over the past decade.

•        Low real interest rates: First and foremost, we would emphasize the importance of real interest rates (the nominal interest rate minus the inflation rate) for the price of gold. Over the past 20 years, roughly 60% of the variation in the annual return of gold can be attributed to the level of real interest rates.[1]

Why is this the case? Low real rates mean the opportunity cost of owning gold is low. When rates are high, investors tend to prefer assets that have the potential to produce income (stocks and bonds do; gold does not). Conversely, when rates are low, the opportunity cost of owning gold is low.

Real interest rates have been low over the past decade and have thus buttressed gold prices. What’s more, recent market volatility and weak economic data have strengthened the case for the maintenance of a low interest rate, and provided additional buoyancy for gold prices. At its most recent meeting on August 9, 2011, the Federal Reserve announced that conditions “would likely warrant exceptionally low levels for the federal funds rate at least through mid-2013.”[2] Sustained low interest rates over the next two years may continue to support the price of gold.

•        Longer-term inflation fears: Deficit spending traditionally gives investors pause as they believe that governments will deal with large deficits by increasing money supply. Today, despite the absence of any near-term inflationary pressures, the US fiscal situation remains precarious and may continue to support gold prices.

•        Erosion of the dollar: Gold tends to do best when the dollar is eroding for two reasons: 1) because gold is valued in dollars, a declining dollar by definition leads to higher gold prices; and 2) when investors are uncomfortable with any fiat currency, gold is the natural beneficiary. Recent signs from Washington and the Fed point to a continued erosion of the dollar relative to foreign currencies.

Given the current economic and political landscape, commodities in general, and gold specifically, appear to be attractive for defensive investors.

1.      Source: Bloomberg, as of August 2011.

2.      Source: Federal Reserve Press Release, August 9, 2011.

Past performance does not guarantee future results. This material represents an assessment of the market environment at a specific time and is not intended to be a forecast of future events or a guarantee of future results. This information should not be relied upon by the reader as research or investment advice regarding any security in particular. The strategies discussed are strictly for illustrative and educational purposes. There is no guarantee that any strategies discussed will be effective.

Why the iShares Gold ETF

The iShares Gold Trust (“Trust”) seeks to correspond generally to the day-to-day movement of the price of gold bullion. The objective of the Trust is for the value to reflect, at any given time, the price of gold owned by the Trust at that time, less the expenses and liabilities of the Trust.

•	Backed by physical gold

The shares are backed by gold, identified on the custodian’s books as property of the Trust and held by the custodian in vaults in the vicinity of New York, Toronto, London and other locations.

•	Accessible

Investors may purchase and sell shares through traditional brokerage accounts. The shares are listed and trade on NYSE Arca and are available to be bought or sold throughout the trading day.

•	Cost efficient

Shares of the Trust may represent a cost-efficient alternative to investments in gold for investors not otherwise in a position to participate directly in the market for physical gold.

•	Transparent

Price, NAV and holding amounts of gold are available daily on iShares.com. Vault inspections are conducted twice a year and inspection certificates are available on iShares.com.

Trust details as of June 30, 2011

Ticker	IAU
Inception Date	1/21/05
Sponsor’s Fee	0.25%
Stock Exchange	NYSE Arca
Total Net Assets	$7.48 Billion
Shares Outstanding	485 Million
Total Ounces of Gold	4.74 Million
Total Tonnes of Gold	147.44
Creation / Redemption Size	50,000 Shares
Sponsor	BlackRock Asset Management International Inc.
Trustee	The Bank of New York Mellon
Custodian	JPMorgan Chase Bank, N.A., London Branch
Vault Inspection	Two times annually

iShares Gold Trust (“Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves risk, including possible loss of principal. The iShares Gold Trust (“Trust”) is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are created to reflect the price of the gold held by the Trust, the market price of the shares will be as unpredictable as the price of gold has historically been. Additionally, shares of the Trust are bought and sold at market price (not NAV). Brokerage commissions will reduce returns.

Shares of the Trust are created to reflect, at any given time, the market price of gold owned by the trust at that time less the trust’s expenses and liabilities. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

Following an investment in shares of the Trust, several factors may have the effect of causing a decline in the prices of gold and a corresponding decline in the price of the shares. Among them: (i) Large sales by the official sector. A significant portion of the aggregate world gold holdings is owned by governments, central banks and related institutions. If one or more of these institutions decides to sell in amounts large enough to cause a decline in world gold prices, the price of the shares will be adversely affected. (ii) A significant increase in gold hedging activity by gold producers. Should there be an increase in the level of hedge activity of gold producing companies, it could cause a decline in world gold prices, adversely affecting the price of the shares. (iii) A significant change in the attitude of speculators and investors towards gold. Should the speculative community take a negative view towards gold, it could cause a decline in world gold prices, negatively impacting the price of the shares.

The amount of gold represented by shares of the Trust will decrease over the life of the trust due to sales necessary to pay the sponsor’s fee and trust expenses. Without increases in the price of gold sufficient to compensate for that decrease, the price of the shares will also decline, and investors will lose money on their investment. The Trust will have limited duration. The liquidation of the trust may occur at a time when the disposition of the trust’s gold will result in losses to investors.

Although market makers will generally take advantage of differences between the NAV and the trading price of Trust shares through arbitrage opportunities, there is no guarantee that they will do so. There is no guarantee an active trading market will develop for the shares, which may result in losses on your investment at the time of disposition of your shares. The value of the shares of the Trust will be adversely affected if gold owned by the trust is lost or damaged in circumstances in which the trust is not in a position to recover the corresponding loss. The Trust is a passive investment vehicle. This means that the value of your shares may be adversely affected by trust losses that, if the trust had been actively managed, might have been possible to avoid.

Shares of the iShares Gold Trust are not deposits or other obligations of or guaranteed by BlackRock, Inc., and its affiliates, and are not insured by the Federal deposit Insurance Corporation or any other governmental agency.

BlackRock Asset Management International Inc. (“BAMII”) is the sponsor of the Trust. BlackRock Fund Distribution Company (“BFDC”), a subsidiary of BAMII, assists in the promotion of the Trust. BAMII is an affiliate of BlackRock, Inc. Although shares of the iShares Gold Trust may be bought or sold on the exchange through any brokerage account, shares of the Trust are not redeemable from the Trust except in large aggregated units called Baskets.

©2011 BlackRock Institutional Trust Company, N.A. All rights reserved. iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. BlackRock® is a registered trademark of BlackRock, Inc. All other trademarks, servicemarks or registered trademarks are the property of their respective owners. iS-5198-0811